Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1                 Name and Address of Company

Keegan Resources Inc.
Suite 700, 1199 West Hastings Street
Vancouver, British Columbia
Canada V6E 3T5

Item 2                 Date of Material Change

November 5, 2012.

Item 3                 News Release

A news release was issued and publically disseminated by Keegan Resources Inc. (“Keegan” or the “Company”) on November 5, 2012.

Item 4                 Summary of Material Change

On November 5, 2012, the Company completed its previously announced non-brokered private placement for gross proceeds of CAD$32.5 million through the issuance of 9,443,500 units (the "Units") of the Company at a price of CAD$3.44 per Unit (the "Offering").

Item 5                 Full Description of Material Change

5.1	Full Description of Material Change

On November 5, 2012, the Company completed its previously announced non-brokered private placement for gross proceeds of CAD$32.5 million through the issuance of 9,443,500 Units of the Company at a price of CAD$3.44 per Unit.

The price of the Units were the five-day volume weighted average market price based on the date of signing of the principal subscription agreement with Highland Park. Each Unit consisted of one Common Share of the Company as well as one Warrant to purchase a Common Share in the Company for a period of two years at a price of $4.00 per share. Should the Company's share price trade at a price of greater than $6.00 per share for a period of twenty consecutive trading days, the Company will have a right to accelerate the exercise period of the Warrants to 30 days. The exercise of all of the Warrants within the Offering would raise an additional $37.8 million.

The Offering has resulted in Highland Park acquiring a 9.6% ownership interest in the Company with the option to increase their interest to 17.3% upon exercise of the Warrants.

There were no fees or broker warrants associated with the  Offering. The Offering was not registered under the securities laws of the United States and was not offered to US Persons except where permitted by exemptions from US registration requirements. All securities issued under the Offering are subject to a four-month resale restriction expiring March 6, 2013.

Disclosure for Restructuring Transactions

Not applicable.

Item 6                 Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7                 Omitted Information

Not applicable.

Item 8                 Executive Officer

For further information please contact Peter Breese, President and Chief Executive Officer of the Company at the above-mentioned address or by telephone at 604-683-8193.

Item 9                 Date of Report

November 7, 2012.